SHEARMAN & STERLING LLP

シャーマン アンド スターリング外国法事務弁護士事務所

FUKOKU SEIMEI BUILDING 5TH FLOOR | 2-2-2 UCHISAIWAICHO | CHIYODA-KU | TOKYO | 100-0011

WWW.SHEARMAN.COM | T +81.3.5251.1601 | F +81.3.5251.1602

October 1, 2007

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Olympus ~~Corporation~~
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A attached hereto. With respect to the Japanese language documents listed in Exhibit A for which no English language version is readily available, brief descriptions are set forth in Exhibit B attached hereto.

If you have any questions or requests for additional information, please do not hesitate to contact me.

Very truly yours,

Masahisa Ikeda

Enclosure
MI/KM/ms

Exhibit A

Documents Submitted Pursuant To Rule 12g3-2(b)(1)(iii)

A. Documents for which English versions are readily available

1. Press releases

   a. Press release, dated August 20, 2007, regarding "The Olympus E-510 Wins EISA European Consumer Camera 2007-2008" AWARD (Exhibit A-1)

   b. Press release, dated August 28, 2007, regarding "Olympus Establishes Imaging Laboratory with the National Center for Biological Science (Exhibit A-2)

B. Japanese language documents for which English versions are not readily available

1. Press releases (brief descriptions are set forth in Exhibit B)

   a. Press release, dated August 6, 2007, regarding the Company's commencement of the sale of "OLCOS blood transfusion system II"

   b. Press release, dated August 8, 2007, regarding the Company's expansion of facilities at Aizu Olympus Co., Ltd.

   c. Press release, dated August 9, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "Voice-Trek V-13"

   d. Press release, dated August 9, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "Voice-Trek V-41"

   e. Press release, dated August 9, 2007, regarding the receipt of the first "Kids Design Award" by "Olympus *wakuwaku* Project"

   f. Press release, dated August 23, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "CAMEDIA FE-280"

   g. Press release, dated August 23, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "CAMEDIA FE-290"

   h. Press release, dated August 23, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "CAMEDIA FE-300"

   i. Press release, dated August 23, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "μ 790SW"

   j. Press release, dated August 29, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "Voice-Trek DS-60"

   k. Press release, dated September 6, 2007, regarding Olympus Imaging Corp.'s establishment of a new content "athletes' eyes" on its website "FotoPus" (URL: http://fotopus.com) on September 6, 2007.

l. Press release, dated September 6, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "μ 795SW"

m. Press release, dated September 6, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "μ 830"

n. Press release, dated September 7, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "μ 1200"

2. The Company's notice with respect to "Dissolutions of Subsidiaries", as filed with the Tokyo Stock Exchange and Osaka Securities Exchange, on August 10, 2007 (an English translation is attached as Exhibit B-1)

3. The Company's notice with respect to "Underwriting of New Shares to be Issued by ITX Corporation", as filed with the Tokyo Stock Exchange and Osaka Securities Exchange, on September 7, 2007 (an English translation is attached as Exhibit B-2)

Exhibit A-1

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

August 20, 2007

The Olympus E-510 Wins
EISA "European Consumer Camera 2007-2008" AWARD

Olympus Imaging Corporation (President: Masaharu Okubo) is pleased to announce that it has received 2007-2008 EISA Award. The Olympus E-510 was selected in the "European Consumer Camera" category.

The European Imaging & Sound Association (EISA) is an organization representing 50 leading camera, imaging and audio magazines in 20 European countries. Each year it selects outstanding products and technologies across a wide spectrum of audiovisual product categories.

The Olympus E-510 is the innovative D-SLR, which is based on the Four Thirds System, boasts Live View capabilities for the optimal framing of compositions and also features a built-in image stabilization that ensures shots come out blur-free – no matter which lens is being used. Like all cameras from the impressive Olympus E-System, the professionally-designed 10.0 Megapixel E-510 also incorporates the unique Olympus Supersonic Wave Filter to provide the ultimate protection against the effects of dust.
Commenting on their decision to bestow the camera with the award, the EISA jury explained that: "The Olympus E-510 is a digital SLR with excellent image quality and some clear advantages over the rest of the market." Handling was cited as another winning feature: "The camera is compact and light, but with its large handgrip it is comfortable to hold." Naturally, the innovative technology incorporated in the E-510 had not escaped EISA's attention. Here they said that the camera's "anti-dust and image stabilisation systems are both invaluable benefits for the amateur photographer."



E-510 **EISA"European Consumer Camera 2007-2008"Award**

For Further Information, please contact

Olympus Corporation, Public Relations
Shinjuku Monolith-Bld., 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel:+81-3-3340-2188 Fax:+81-3-3340-2130
Olympus Home Page: http://www.olympus.co.jp

Exhibit A-2

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

August 28th 2007

Contributing to Biotechnology Research in Bangalore India —Olympus Establishes Imaging Laboratory with the National Center for Biological Science—

Olympus Corporation (President: Tsuyoshi Kikukawa) and the National Center for Biological Sciences (NCBS, Bangalore, India, Director: K. VijayRaghavan) have jointly established the NCBS/Olympus Micro-Imaging Center within the NCBS. The new facility will become operational on September 1, 2007. By making the advanced Olympus optical equipment available to NCBS researchers and students, the NCBS/Olympus Micro-Imaging Center will help to introduce bio-imaging technology, which is essential to life science research, and contribute to the advancement of biotechnology research in India. The NCBS is one of India's most advanced biological research institutes. This is the first time that a laboratory has been established within the NCBS in collaboration with a private sector company.





- Exterior view of the NCBS
- Interior view of the NCBS/Olympus Micro-Imaging Centre

Background

The rapid development of India's IT sector has been possible because of the existence of a large pool of highly educated people skilled in mathematics, physics and other related fields. In recent years, India has also built an international profile in life science fields, such as pharmacology and biotechnology. In 2005, the Department of Biotechnology of the Government of India's Ministry of Science & Technology announced a "National Biotechnology Development Strategy". Under this strategy, India is expected to build a biotechnology industry capable of generating income of $5 billion and one million jobs by 2010, and to reap economic benefits in fields ranging from medical science and agriculture to food and the environment. Especially in Bangalore which has become known as the "Silicon Valley of India" because of its concentration of high-tech industries, the development of the biotechnology industry is actually outstanding alongside the IT industry. Many major foreign companies, including pharmaceutical

manufacturers, have already invested in the area.

The NCBS, with which Olympus has established the new laboratory, has its headquarters on the campus of the University of Agricultural Sciences in Bangalore. This advanced research institute is part of the Tata Institute of Fundamental Research founded by Dorabji Tata Trust, India's biggest industrial conglomerate. Its mission is to provide leadership in basic research relating to the biotechnology industry.

Olympus has used optical imaging technology based on decades of involvement in microscope development to develop systems and applications that have made an important contribution to life science research, including the investigation of disease mechanisms and drug efficacy. Bio-imaging, which is used to observe biological phenomena on the molecular level, has become a powerful tool in the relentless efforts of the biotechnology industry to discover new drugs and create new therapies.

The Micro-Imaging Center established by Olympus and the NCBS will provide researchers and students in India, including those affiliated to the NCBS, with opportunities to use the most advanced equipment. It will support research and educational activities using state-of-the-art bio-imaging technology.

Activities

Olympus will install advanced optical imaging equipment to support research and educational programs for researchers and students, including those affiliated to the NCBS, using the most advanced bio-imaging technology. Feedback from users of this equipment will be applied to the development of new technology that will further enhance the effectiveness of Olympus optical equipment.

The Micro-Imaging Center will host training programs, workshops and seminars as educational and training opportunities for researchers and engineers, and as forums for the presentation of research findings. These activities will contribute to the increased use of bio-imaging technology, and to the networking of researchers and engineers.

Profiles

NCBS/Olympus Micro-Imaging Center

Center Director: Dr. Satyajit Mayor (currently professor at NCBS)
Address: National Center for Biological Sciences
Tata Institute of Fundamental Research
GKVK, Bellary Road,
Bangalore 560065, India
Area: 77.5 m^2
Equipment to be installed:

- Live cell imaging station (IX81-ZDC)
- Molecular fluorescence imaging system (IX81-TIRFM)
- Disk scan confocal microscope (BX61-DSU)
- Fluorescence macro-microscope (MVX10)
- Fluorescence stereomicroscope (SZX16-RFA)

National Center for Biological Sciences

Director: K. VijayRaghavan
Address: Bangalore, India
Establishment date: 1991

The National Center for Biological Science of India (NCBS) belongs to the Tata Institute of Fundamental Research. Its mission is to carry out basic biotechnology research from various perspectives, including the investigation of molecular, cellular and in vivo phenomena. It has built a team of specialists in various fields, including computer science, mathematics and the natural sciences, and actively collaborates with other research institutes in India and overseas.

Note: The names of companies and technologies cited in this press release are trademarks of companies concerned.

For further information, please contact:
PR & IR dept, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-6901-4294 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

Exhibit B

Brief Description of the Japanese Language Documents Designated in Exhibit A

1. **Press releases**

a. Press release, dated August 6, 2007, regarding the Company's commencement of the sale of "OLCOS blood transfusion system II"

The Company will commence the sale of "OLCOS blood transfusion system II" in Japan on August 8, 2007. The system enables the unified management of results of blood transfusion tests, blood transfusion records, and stocks of blood transfusion products or stored samples, which contributes to risk management with respect to blood transfusions and to the efficiency of hospital management.

b. Press release, dated August 8, 2007, regarding the Company's expansion of the facilities at Aizu Olympus Co., Ltd.

The Company will build two new factory buildings at Aizu Olympus Co., Ltd., an endoscope production base and a subsidiary of Olympus Medical Systems Corp. (which is a subsidiary of the Company) with the aim of further development of its endoscope business which is one of the principal businesses of the Company. The construction is scheduled to commence in October 2007 and to be completed in December 2010.

c. Press release, dated August 9, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "Voice-Trek V-13"

Olympus Imaging Corp., a subsidiary of the Company, will commence the sale of "Voice-Trek V-13", an entry model of the separate-type IC recorder "Voice-Trek V series" which can be directly connected to a personal computer via USB without the use of cables, on September 7, 2007.

d. Press release, dated August 9, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "Voice-Trek V-41"

Olympus Imaging Corp., a subsidiary of the Company, will commence the sale of "Voice-Trek V-41", with 512MB built-in memory, on September 7, 2007.

e. Press release, dated August 9, 2007, regarding Olympus *wakuwaku* Project's receipt of the first "Kids Design Award"

"Olympus *wakuwaku* Project", a volunteer group consisting mainly of researchers and developers from the Olympus group, has received the first "Kids Design Award". The award aims to promote the development of an environment where kids can grow up healthy in a secure and safe society, and is judged by Kids Design Association and sponsored by the Ministry of Economy, Trade and Industry.

f. Press release, dated August 23, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "CAMEDIA FE-280"

Olympus Imaging Corp. will commence the sale of "CAMEDIA FE-280", the fourth model of compact digital camera in its "FE (Friendly & Easy) series" with the thinnest and lightest body in 8.0 Megapixels compact digital cameras of the Company, on August 31, 2007.

g. Press release, dated August 23, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "CAMEDIA FE-290"

Olympus Imaging Corp. will commence the sale of "CAMEDIA FE-290", a new model of compact digital camera in its "FE series", equipped with a 28mm wide-angle, 4X optical zoom lens, and 3.0 inch liquid crystal display monitor, on September 20, 2007.

h. Press release, dated August 23, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "CAMEDIA FE-300"

Olympus Imaging Corp. will commence the sale of "CAMEDIA FE-300", the best quality model of compact digital camera in its "FE series" with the thinnest and lightest body in 12 Megapixels compact digital cameras of the Company, on August 30, 2007.

i. Press release, dated August 23, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "μ 790SW"

Olympus Imaging Corp. will commence the sale of "μ 790SW", a "μ-SW (Shock & Waterproof) series" compact digital camera which is able to take underwater photos at a depth of up to 3 meters, and in a minus 10℃ environment, on August 30, 2007.

j. Press release, dated August 29, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "Voice-Trek DS-60"

Olympus Imaging Corp. will commence the sale of "Voice-Trek DS-60", the best quality model of the IC recorder "Voice-Trek DS series" which is characterized by high quality sound recording and replaying, on September 14, 2007.

k. Press release, dated September 6, 2007, regarding Olympus Imaging Corp.'s establishment of a new content "athletes' eyes" on its website "FotoPus", on September 6, 2007

Olympus Imaging Corp. will establish a new section called "Athletes' Eyes" on its website "FotoPus" (URL: http://fotopus.com) where visitors of the site can enjoy video clips and photographs taken by top athletes using Olympus digital cameras, on September 6, 2007.

l. Press release, dated September 6, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "μ 795SW"

Olympus Imaging Corp. will commence the sale of "μ 795SW", a new model in its "μ-SW series" of compact digital cameras, from the end of September 2007. The "μ 795SW" is equipped with 7.1 Megapixels and is shock resistant, dust proof and features water proof to a depth of 10 meters.

m. Press release, dated September 6, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "μ 830"

Olympus Imaging Corp. will commence the sale of "μ 830", the third model in its line of "Arc & Wedge" design "μ series" compact digital cameras, which is equipped with 8.0 Megapixels, shock resistant, water proof to a depth of 10 meters and dust proof, on September 15, 2007.

n. Press release, dated September 7, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "μ 1200"

Olympus Imaging Corp. will commence the sale of "μ 1200", a new model in its "μ series" of compact digital cameras, on October 12, 2007. It has adopted the "Arc & Wedge" design for the new "μ 1200", which is equipped with many features including 12 Megapixels, the new "TruePic III" image processor, and a thin body.

Exhibit B-1

[TRANSLATION]

August 10, 2007
Olympus Corporation

Notice with Respect to Dissolutions of Subsidiaries

Broadleaf Co., Ltd., (Headquarters: Shinagawa-ku, Tokyo; Representative Director and President: Kenji Oyama), a subsidiary of Olympus Corporation (the "Company"), announced on August 10, 2007 that its Board of Directors resolved at the meeting held on the same day to dissolve its subsidiaries CSJ Corporation and KURUMA de.com Corporation.

I. Outlines of subsidiaries to be dissolved

Trade name	CSJ Corporation
Representative	Kimio Mikazuki Representative Director and President
Address of head office	4-12-2 Higashi-shinagawa, Shinagawa-ku, Tokyo
Main business	1. Comprehensive information services for automobiles, utilizing vehicles records 2. Gathering and processing of vehicles records 3. Consulting services utilizing vehicles records
Date of incorporation	July 28, 2000
Number of employees	N/A
Amount of capital	10 million yen
Fiscal year-end	December 31
Shareholder (shareholding ratio)	Broadleaf Co., Ltd. (100%)

Trade name	KURUMA de.com Corporation
Representative	Kimio Mikazuki Representative Director and President
Address of head office	4-12-2 Higashi-shinagawa, Shinagawa-ku, Tokyo
Main business	1. Provision of various integrated information via the internet, information processing, and provision of various information and resources 2. Advertising services
Date of incorporation	February 22, 2001
Number of employees	N/A
Amount of capital	10 million yen
Fiscal year-end	December 31
Shareholder (shareholding ratio)	Broadleaf Co., Ltd. (100%)

II. Reason for dissolutions

The dissolutions of the subsidiaries have been decided because the companies have ceased to operate and they have no plans to further manage the operation of their businesses.

III. Schedule of dissolutions

August 10, 2007: Resolutions passed by the board of directors' meeting of Broadleaf Co., Ltd.

August 17, 2007: Resolution of dissolutions (scheduled)

* Liquidations are scheduled to be completed by the end of the year.

IV. Impact on the Company's consolidated business results

The dissolutions are included in the Business Forecast for the Fiscal Year 2008 as announced on July 30, 2007, therefore, they will have no impact on the Company's consolidated business forecasts.

Exhibit B-2

[TRANSLATION]

September 7, 2007
Olympus Corporation

Notice with Respect to Underwriting of New Shares to be Issued by ITX Corporation

Olympus Corporation (the "Company") announced on September 7, 2007 that its Board of Directors resolved at the meeting held on the same day to underwrite new shares to be issued by its consolidated subsidiary, ITX Corporation (Hercules Code: 2725, the "ITX"), as follows.

1. Reasons for underwriting new shares

   ITX has been engaging in the following managerial challenges in order to promote the enhancement of its functions as an engine for new business creation in the Olympus Group (the "Group") and to contribute to the maximizing of the corporate value of the Group:

   1. Further enhancement of "establishment of a stable business profit base" through selection and concentration;
   2. Continuous optimization of the portfolio through the "acceleration of the investment cycle"; and
   3. Improvement of its financial base

   As concrete measures to achieve these managerial challenges, ITX, in cooperation with the Group, made Ai-medic Corporation and Telos Japan Corporation its subsidiaries, as one of its investment activities in the orthopedic implant business (as announced on June 26, 2007). By realizing the "establishment of a stable business profit base" and the "optimization of the portfolio through the acceleration of the investment cycle" through such investment activities, ITX aims to contribute to the creation of new business and the enhancement of synergy with the Group. Furthermore, ITX believes that the enhancement of its financial standing and the development of its business management structure are indispensable to the rapid growth of these new businesses into highly profitable enterprises, and to the execution of flexible investment activities in the future.

   By underwriting the new shares to be issued by ITX, the Company intends to further accelerate the creation of new business by supporting flexible investment activities through the enhancement of ITX's financial standing, and by strengthening ITX's cooperative relationship with the Group.

2. Outline of allocation of new shares

(1)	Number of shares to be issued	150,000 shares of common stock
(2)	Issue price	66,500 yen per share
(3)	Aggregate amount of issue price	9,975,000,000 yen
(4)	Amount credited to capital stock	33,250 per share
(5)	Aggregate amount credited to capital stock	4,987,500,000 yen
(6)	Application period	From September 18, 2007 until September 21, 2007
(7)	Due date of payment	September 25, 2007
(8)	Party to which new shares shall be allocated and the number thereof	All the shares shall be allocated to the Company.

(9) The number of shares to be held by the Company upon underwriting of new shares and the change of capital investment ratio thereof

	(Before capital increase)	(After capital increase)
Aggregate number of outstanding shares	490,240 shares	640,240 shares
Number of shares held by the Company	326,884 shares	476,884 shares
Capital investment ratio of the Company	66.68%	74.49%

(Note) Other than the above, Olympus Finance Hong Kong Limited, a subsidiary of the Company, currently holds 48,530 shares of ITX, and after the allocation of new shares, the Group will hold 525,414 shares (82.07% of shareholding ratio).

3. Recent trends in ITX's business results (consolidated in recent fiscal years):

(Unit: millions of yen)

	March 31, 2005	March 31, 2006	March 31, 2007
Net Sales	349,699	346,855	330,313
Ordinary Income	772	1,967	1,994
Net Income	601	1,317	(1,750)
Total Assets	170,012	167,049	178,300
Net Assets	25,868	26,897	29,178

4. Outlook

The impact of the underwriting of the newly issued shares as stated above on the Company's business results for the current fiscal year is expected to be minor. Accordingly, no amendments will be made to the Company's consolidated earnings forecast for the fiscal year ending March 2008.

SHEARMAN & STERLING LLP
シャーマン アンド スターリング外国法事務弁護士事務所

FUKOKU SEIMEI BUILDING 5TH FLOOR | 2-2-2 UCHISAIWAICHO | CHIYODA-KU | TOKYO | 100-0011

WWW.SHEARMAN.COM | T +81.3.5251.1601 | F +81.3.5251.1602

October 1, 2007

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Olympus Corporation
Rule 12g3-2(b) File No. 82-3326

Ladies and Gentlemen:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

Pursuant to Rule 12g3-2(b)(1)(iv), set forth below is a revised list reflecting changes in the information that the Company is expected to or is required to (i) make public pursuant to the laws of Japan, its country of domicile, incorporation and organization, (ii) file with a stock exchange on which its securities are traded and which was made public by such exchange, or (iii) distribute to its security holders. The list below also sets forth requirements regarding the timing and the source of the publication, filing or distribution.

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
1)	Annual securities report (*yukashoken houkokusho*) (including audited consolidated and non-consolidated financial statements) and any amendment thereto	Within three months after the end of the fiscal year (March 31)	Articles 24, 24-2(1) and 25 of the Securities and Exchange Law of Japan, which is scheduled to be renamed the Financial Instruments and Exchange Law (the "Securities Law")
2)	Semi-annual securities report (*hanki houkokusho*) (including consolidated and non-consolidated interim financial statements) and any amendment thereto	Within three months after the end of the interim period (September 30)	Articles 24-5(1), 24-5(5) and 25 of the Securities Law
3)	Securities registration statement (*yukashoken todokedesho*) and any amendment thereto or shelf registration statement and any amendment thereto, and supplemental documents thereto (if any)	Prior to the offering or sale of securities as stipulated in the Securities Law	Articles 4, 7, 23-3, 23-4, 23-8 and 25 of the Securities Law
4)	Extraordinary report (*rinji houkokusho*) and any amendment thereto (if any)	Without delay after an occurrence of any of the certain events designated in the Securities Law	Articles 24-5(4), 24-5(5) and 25 of the Securities Law
5)	Registration of take-over bid (*kokaikaitsuke todokedesho*) and any amendment thereto (if any)	Prior to such take-over bid	Articles 27-22-2 and 27-14 of the Securities Law
6)	Opinion statement report concerning take-over bid (*iken hyomei houkokusho*) and any amendment thereto (if any)	Within ten business days after the public announcement of commencing such take-over bid	Articles 27-10 and 27-14 of the Securities Law
7)	Report concerning take-over bid (*kokaikaitsuke houkokusho*) and any amendment thereto (if any)	Promptly after completion of such take-over bid	Articles 27-22-2 and 27-14 of the Securities Law

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
8)	Report of response to questions (*taishitsumon kaitou houkokusho*)	Within five business days after receiving the opinion statement report concerning take-over bid setting out questions to the bidder	Articles 27-10 and 27-14 of the Securities Law
9)	Report as to acquisition of its own shares by the Company (*jikokabuken kaitsuke joukyo houkokusho*) and any amendment thereto (if any)	If a resolution concerning acquisition of its own shares is adopted at a general meeting of shareholders or a meeting of the board of directors, the status of such acquisition shall be reported every month from the month in which such resolution is adopted to a month which shall be determined by a general meeting of shareholders as required by the Company Law of Japan (the "Company Law"), by the 15th day of the month following each such month	Articles 24-6 and 25 of the Securities Law
10)	Report on bulk holding (*tairyo hoyu houkokusho*) and any amendment thereto (if any)	Within five business days after the Company has obtained more than five percent of shares (including certificates of stock acquisition rights, bonds with stock acquisition rights, stock depositary receipts or other certain securities with a right, option or warrant to obtain such shares) of any listing company, and within five business days after the percentage of such shares has increased or decreased by more than one percent	Articles 27-23, 27-25 and 27-28 of the Securities Law
11)	Confirmation of the adequacy of annual securities report, etc.	Promptly after the Company files its annual securities report and its semi-annual securities report	Article 10 of the Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
			Stock Exchange (the "Timely Disclosure Regulation") and similar rules of the Osaka Securities Exchange
12)	Affidavit of timely disclosure at the time of change of representative of the Company	Immediately after change of the representative of the Company and upon expiration of five-year period after the previous filing of the affidavit	Article 4-4 of the Timely Disclosure Regulation and similar rules of the Osaka Securities Exchange
13)	Brief announcement of annual financial results (*kessan tanshin*)	Promptly after the settlement of financial results	Article 2(1)(III) of the Timely Disclosure Regulation, and similar rules of the Osaka Securities Exchange
14)	Brief announcement of interim financial results for the first six months of each business year (*chukan kessan tanshin*)	Promptly after the settlement of interim financial results	Article 2(1)(III) of the Timely Disclosure Regulation and similar rules of the Osaka Securities Exchange
15)	Financial review and performance of the first/third quarter (*shihanki kaiji*)	Promptly after the settlement of financial results of the first/third quarter	Article 2(5) of the Timely Disclosure Regulation and similar rules of the Osaka Securities Exchange
16)	Corporate Governance Report and its amendment	Promptly after its amendment	Article 4-5 of the Timely Disclosure Regulation and similar rules of the Osaka Securities Exchange

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	**Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule**	**Source of Requirement**
17)	Improvement Report (*kaizen houkokusho*)	Promptly after being requested by the relevant stock exchanges	Article 22 of the Timely Disclosure Regulation and similar rules of the Osaka Securities Exchange
18)	Notice and documents with respect to material issues concerning the Company which may have a material influence on an investor's decision (if any)	Promptly after an occurrence of the event giving rise to such issues or at such time as stipulated in the Timely Disclosure Regulation	Timely Disclosure Regulation and similar rules of the Osaka Securities Exchange
19)	Announcements and press releases material to an investment decision (if any)	None	None
20)	Business Report (*houkokusho*) to shareholders (including summary annual financial statements) (other than 27) below) (if any)	None	None
21)	Interim Business Report (*chukan houkokusho*) to shareholders (including summary semi-annual financial statements) (if any)	None	None
22)	Annual Report (in English) and CSR Report (corporate social responsibility report) (in English)	None	None
23)	Corporate Facts and Figures (if any)	None	None
24)	Articles of Incorporation (to be made available for inspection by security holders and creditors at the Company's head office and branch offices (if such document becomes duly available by an electric method as required by law, inspection at the branch offices shall not be required))	Available at all times	Article 31 of the Company Law

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
25)	Minutes of shareholders' meeting (to be made available for inspection by security holders and creditors at the Company's head office and branch offices (if such document becomes duly available by an electric method as required by law, inspection at the branch offices shall not be required))	For ten years at the head office (and for five years at branch offices, if applicable) from the date of such meeting	Article 318 of the Company Law
26)	Commercial Register (containing information such as trade name, business purposes, number of authorized shares, location of head office and branch offices, particulars and number of each class of issued shares, amount of capital and names of representative directors, directors and statutory auditors)	Any change to the registered information is generally required to be registered within two weeks from the date of such change	Articles 911 and 915 of the Company Law
27)	Convocation notice of a general meeting of shareholders (including balance sheet, profit and loss statement, and statement of changes in equity (consolidated and non-consolidated)). Business report (*jigyo houkoku*) and reference materials for exercise of voting rights and a voting card	Two weeks prior to the meeting	Articles 299, 301, (302, if an electronic voting system is adopted) and 437 of the Company Law
28)	Convocation notice of an extraordinary general meeting of shareholders, reference materials for exercise of voting rights and a voting card (if any)	Two weeks prior to the meeting	Articles 299 and 301 (and 302, if an electronic voting system is adopted) of the Company Law
29)	Statutory notices to shareholders (other than 27) and 28) above)	At such time as required by the Company Law	Company Law
30)	Notice of resolutions of a general meeting of shareholders (in case	None	None

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	of an ordinary general meeting of shareholders, including dividend information)		
31)	Voluntary notices to shareholders (if any)	None	None
32)	Statutory public notices	At such time as required by the Securities Law or Company Law	Securities Law or Company Law
33)	Voluntary public notices (if any)	None	None
34)	Internet Website: http://www.olympus.co.jp/jp/ (in Japanese) http://www.olympus.co.jp/en/ (in English)	None	None

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to liability under Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or requests for additional information, please do not hesitate to contact our United States counsel, Masahisa Ikeda at Shearman & Sterling LLP, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan, telephone +813-5251-1601, fax number +813-5251-1602, email masahisa.ikeda@sherman.com.

Very truly yours,

Masahisa Ikeda

MI/ms

END